Exhibit 99.1

Media Release

Planegg/Munich, Germany, May 17, 2018

Annual General Meeting of MorphoSys AG Elects New Supervisory

Board Members

All Resolutions Proposed by the Company’s Management Approved

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR; OTC: MPSYY) announced today that its shareholders approved all resolutions proposed by the company’s Management at its Annual General Meeting (AGM) which took place in Munich on Thursday, May 17, 2018, including:

•	The discharge of the members of the Management and Supervisory Boards with respect to the 2017 financial year

•	The appointment of PricewaterhouseCoopers AG as auditor for the 2018 financial year

•	The election of Supervisory Board members

•	The cancelation of Authorized Capital 2017-II and the creation of new Authorized Capital 2018-I with the option to exclude statutory subscription rights

At the AGM 2018 of MorphoSys AG, 60.69% of the current share capital was represented.

After the AGM, the Supervisory Board in its inaugural meeting elected Dr. Marc Cluzel as its new Chairman and Dr. Frank Morich as Deputy Chairman.

“We are pleased to welcome Michael Brosnan and Dr. George Golumbeski to the Supervisory Board and look forward to working with them,” said Dr. Marc Cluzel, Chairman of the Supervisory Board of MorphoSys AG. “Based on their vast experience in the global healthcare and biopharmaceutical industry, in particularly in the United States, they will be a great support to MorphoSys in the future.”

“I would like to thank our shareholders for their continued support and their trust,” Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG, said. “On behalf of the Company’s Management Board and the Company, I would like to thank Dr. Gerald Möller, who is retiring from his position as Chairman of the Supervisory Board, for the enormous contributions he has made during his tenure. His contribution as chairman has been decisive in the Company’s success. In addition, I would like to thank Klaus Kühn, who is also leaving the board, for his engagement and invaluable support. Furthermore I am very pleased to welcome Dr. Marc Cluzel as new Supervisory Board Chairman and look forward to working with him in his new role,” Dr. Moroney continued.

More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found at http://www.morphosys.com/agm.

About MorphoSys:

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans

MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate-to-severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including decisions made at the Company’s Annual General Meeting 2018 regarding the appointment of auditors for the 2018 financial year or the election of supervisory board members. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com